MR 3/10

RECEIVED MAR 01 2006 WASH., D.C.

SECUR 06002864 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST ALBANY CAPITAL INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 BROADWAY
(No. and Street)

ALBANY (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN COAD 518-447-8595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN P. GOLDBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST ALBANY CAPITAL INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA D. ANDI
Notary Public, State of New York
No. 4737914
Qualified in Albany County
Commission Expires November 30, 2009

Alan Goldberg
Signature

President and CEO
Title

Sandra D. Andi
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ALBANY CAPITAL INC.
(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 OF THE COMMODITY
FUTURES TRADING COMMISSION

Years Ended December 31, 2005 and 2004

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FILED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY FUTURES TRADING COMMISSION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Page
REPORT OF INDEPENDENT AUDITORS		3
FINANCIAL STATEMENTS		
	Statements of financial condition	4
	Statements of operations	5
	Statements of changes in stockholder's equity	6
	Statements of cash flows	7
	Statements of changes in subordinated debt	8
	Notes to financial statements	9-22
SUPPLEMENTAL SCHEDULES		
SCHEDULE I	COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION	23-24
SCHEDULE IA	SCHEDULE OF NON-ALLOWABLE ASSETS	25
SCHEDULE II	COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	26
SCHEDULE III	INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	27

Report of Independent Auditors

To the Board of Directors and Stockholder of
First Albany Capital Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of First Albany Capital Inc. (the "Company") at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, IA, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS L.L.P.

February 27, 2006

STATEMENTS OF FINANCIAL CONDITION
(In thousands of dollars)

	December 31 2005	December 31 2004
ASSETS		
Cash	$ 1,209	$ 936
Cash and securities segregated under federal regulations	7,100	-
Securities purchased under agreements to resell	27,824	35,028
Receivables from:		
Brokers, dealers and clearing agencies	35,996	46,004
Customers	5,346	3,311
Parent and affiliates	2,200	179
Others	5,663	6,075
Securities owned, at market value	190,104	190,426
Deferred tax asset, net	-	10,141
Other assets	2,127	2,531
Total assets	$ 277,569	$ 294,631
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Short-term bank loans	$ 150,075	$ 139,875
Payables to:		
Brokers, dealers and clearing agencies	4,636	2,050
Customers	3,263	1,620
Parent and affiliates	6,015	2,400
Others	12,618	3,349
Securities sold, but not yet purchased, at market value	28,439	41,747
Accounts payable	3,127	2,634
Accrued compensation	22,734	32,417
Accrued expenses	2,833	3,650
Total liabilities	233,740	229,742
Subordinated debt	5,307	4,820
COMMITMENTS AND CONTINGENCIES		
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital	24,699	16,503
Retained earnings	13,823	43,566
Total stockholder's equity	38,522	60,069
Total liabilities and stockholder's equity	$ 277,569	$ 294,631

The accompanying notes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
(In thousands of dollars)

	December 31 2005	December 31 2004
Revenues		
Commissions	$ 17,594	$ 19,991
Principal transactions, net	52,009	87,110
Investment banking	47,376	46,452
Interest income	9,005	7,989
Fees and other	6,463	312
Total revenues	132,447	161,854
Interest expense	6,915	3,463
Net revenues	125,532	158,391
Expenses, excluding interest		
Compensation and benefits	99,450	116,871
Clearing, settlement and brokerage costs	8,510	6,225
Communications and data processing	13,375	14,615
Occupancy and depreciation	9,102	8,552
Selling	5,715	6,625
Impairment loss	-	1,375
Restructuring	-	1,275
Other	3,427	8,045
Total expenses, excluding interest	139,579	163,583
Loss from continuing operations, before income taxes	(14,047)	(5,192)
Income tax expense (benefit)	11,921	(3,282)
Loss from continuing operations	(25,968)	(1,910)
(Loss) income from discontinued operations, net	(517)	233
Net loss	$ (26,485)	$ (1,677)

The accompanying notes are an integral
part of these financial statements

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional Paid-In Capital	Additional Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2003	100	-	$ 11,244	$ 47,893	$ 59,137
Net loss				(1,677)	(1,677)
Dividends paid – Parent				(2,650)	(2,650)
Capital contribution – Parent			5,259		5,259
Balance, December 31, 2004	100	-	16,503	43,566	60,069
Net loss				(26,485)	(26,485)
Dividends paid – Parent				(3,258)	(3,258)
Capital contribution – Parent			8,196		8,196
Balance, December 31, 2005	100	$ -	$ 24,699	$ 13,823	$ 38,522

The accompanying notes are an integral
part of these financial statements

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31 2005	Year Ended December 31 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (26,485)	$ (1,677)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income taxes	10,141	(5,198)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes	(7,100)	-
Securities purchased under agreements to resell	7,204	21,233
Net receivable from brokers, dealers and clearing agencies	12,594	(47,716)
Net receivable from customers	(392)	(3,409)
Securities owned and securities sold, not yet purchased, net	(12,986)	33,797
Other assets	404	(74)
Decrease in operating liabilities:		
Net payable to others	1,466	354
Accounts payable and accrued expenses	(10,007)	(7,291)
Income taxes payable, net	-	(1,432)
Net cash used by operating activities	(25,161)	(11,413)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payable to Parent and affiliates, net	1,594	9,660
Proceeds from short-term bank loans, net	10,200	1,375
Payments on subordinated debt	(1,125)	(1,526)
Proceeds from subordinated debt	1,612	-
Net increase in drafts payable	8,215	99
Capital contribution from Parent	8,196	5,259
Dividends paid to Parent	(3,258)	(2,650)
Net cash provided by financing activities	25,434	12,217
INCREASE IN CASH:	273	804
CASH AT BEGINNING OF THE YEAR:	936	132
CASH AT END OF THE YEAR:	$ 1,209	$ 936
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 437	$ 528
Interest payments	$ 6,572	$ 3,275

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CHANGES IN SUBORDINATED DEBT

(In thousands of dollars)

Subordinated debt at December 31, 2003	$ 6,346
Decreases:	
Payment of subordinated debt	(1,526)
Subordinated debt at December 31, 2004	4,820
Increases:	
Issuance of new subordinated debt	1,612
Decreases:	
Payment of subordinated debt	(1,125)
Subordinated debt at December 31, 2005	$ 5,307

The accompanying notes are an integral
part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Capital Inc. (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related clearing and compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions. Open equity in futures are recorded at market value daily and the resultant gains and losses are included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are earned.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate.

At December 31, 2005, the Company had entered into a number of resale agreements with Mizuho Securities USA and First Tennessee valued at $27.8 million. The collateral held by the Company consists of government bonds and was equal to the approximate principal amount loaned to Mizuho Securities USA and First Tennessee. These resale agreements may be cancelled or renewed on a daily basis by either the Company or the counter party.

NOTES TO FINANCIAL STATEMENTS (continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned transactions, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank. Drafts payable are included in payable to others on the Statement of Financial Condition.

Comprehensive Income

The Company has no components of other comprehensive income; therefore comprehensive income equals net income.

Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used primarily to hedge securities positions in the Company's inventory. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Gains and losses on these financial instruments are included as revenues from principal transactions.

Fees and Other

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in Fees and other on the Statements of Operations, was $4.7 million in 2005.

Securities Issued for Services

The Parent adopted the recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the fair value recognition provisions of FAS 123 and FAS 148, stock-based compensation cost as it relates to options is measured at the grant date based on the Black-Scholes value of the award and is recognized as expense over the vesting period for awards granted after December 31, 2002. Compensation expense for restricted stock awards is recorded for the fair market value of the stock issued. In the event that recipients are required to render future services to obtain full

NOTES TO FINANCIAL STATEMENTS (continued)

rights in the securities received, the compensation expense is deferred and amortized as a charge to income over the period that such rights vest to the recipient. See Note 19.

Income Taxes

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable for future years to differences between the financial statement basis and tax basis of existing assets and liabilities.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2005, approximates its carrying value based on current rates available.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

Reclassification

Certain 2004 amounts on the Statements of Operations have been reclassified to conform to the 2005 presentation. The reclassifications include $1.4 million in fees received for remarketing municipal bonds being reclassified to Investment banking from Principal transactions, and $1.0 million in transaction related fees that previously had been netted were grossed-up to increase Principal transactions revenue and increase Clearance, settlement and brokerage costs.

NOTE 2. Cash and Securities Segregated Under Federal Regulations

At December 31, 2005 and 2004, the Company segregated cash of $7.1 million and $-0- respectively, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2005	December 31 2004
Adjustment to record securities owned on a trade date basis, net	$ 23,190	$ 16,009
Securities borrowed	179	462
Securities fail-to-deliver	4,086	22,452
Commissions receivable	2,928	3,072
Good faith deposits	1,112	130
Deposits with clearing organizations	4,501	3,879
Total	$ 35,996	$ 46,004

NOTES TO FINANCIAL STATEMENTS (continued)

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2005	December 31 2004
Securities fail-to-receive	$ 4,636	$ 2,050
Total	$ 4,636	$ 2,050

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statements of Financial Condition.

NOTE 4. Receivables From and Payables To Customers

At December 31, 2005, receivables from customers are mainly comprised of the purchase of securities by institutional clients. Delivery of these securities is made only when the Company is in receipt of the funds from the institutional clients.

The majority of the Company's non-institutional customers securities transactions, including those of officers, directors, employees and related individuals, are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer is unable to fulfill its contractual obligations, the clearing agent may purchase or sell the financial instrument underlying the contract, and as a result may incur a loss.

If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2005, substantially all customer obligations were fully collateralized and the Company has not recorded a liability related to the clearing agent's right to pass losses through to the Company.

NOTE 5. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2005		2004	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 15,595	$ 26,723	$ 15,829	$ 35,914
State and municipal bonds	124,388	128	115,819	4,501
Corporate obligations	32,775	760	32,273	726
Equity securities	14,667	828	21,893	606
Options	-	-	56	-
Not Readily Marketable Securities				
Investment securities with no publicly quoted market	661	-	1,732	-
Investment securities subject to restrictions	2,018	-	2,824	-
Total	$ 190,104	$ 28,439	$ 190,426	$ 41,747

NOTES TO FINANCIAL STATEMENTS (continued)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTE 6. Short-Term Bank Loans

Short-tem bank loans are made under a variety of bank lines of credit totaling $250.0 million of which $150.0 million is outstanding at December 31, 2005. These bank lines of credit consist of credit lines that the Company has been advised are available, but for which no contractual lending obligation exists and are repayable on demand. These loans are collateralized by eligible securities, including Company owned securities, subject to certain regulatory formulas. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 4.68% and 2.42% at December 31, 2005 and 2004, respectively. At December 31, 2005, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned and receivables from brokers, dealers and clearing agencies, of $183.8 million.

The Company is contingently liable under bank stand-by letter of credit agreements, executed in connection with office lease activities, totaling $2.1 million at December 31, 2005. The letter of credit agreements were collateralized by Company securities with a market value of $2.3 million at December 31, 2005.

NOTE 7. Payables To Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2005	2004
Draft payables	$ 9,963	$ 1,748
Others	2,655	1,601
Total	$ 12,618	$ 3,349

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under zero balance account arrangements with banks.

NOTE 8. Commitments and Contingencies

Litigation:
In connection with the termination of Arthur Murphy's employment by First Albany Capital as Executive Managing Director, Mr. Murphy filed an arbitration claim against First Albany Capital, Alan Goldberg, President and Chief Executive Officer, and George McNamee, Chairman of First Albany Companies Inc. with the National Association of Securities Dealers on June 24, 2005. The claim alleges damages in the amount of $8 million based on his assertions that he was fraudulently induced to remain in the employ of First Albany Capital. The Company believes the claim to be wholly without merit and intends to vigorously defend against such claim.

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure, the Company has provided for those actions likely of adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys and general counsel, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

NOTES TO FINANCIAL STATEMENTS (continued)

Collateral: The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

The fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities consisted of the following as of December 31:

(In thousands of dollars)	2005	2004
Securities purchased under agreements to resell	$ 27,804	$ 35,080
Securities borrowed	177	446
Total	$ 27,981	$ 35,526

Other: The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when - issued basis. As of December 31, 2005, the Company had no outstanding underwriting commitments and had purchased or sold no securities on a when-issued basis.

In February of 2005, the Company was informed that the general partner of Ardent Research Partners LP, an investment fund in which the Company is a limited partner, was the subject of an SEC investigation. The complaint by the SEC alleges the general partner, Northshore Asset Management LLC, misappropriated fund assets in making illiquid, and potentially improper, investments. During the fourth quarter of 2005, the company recognized a reduction in the carrying value of this investment of $0.4 million as an estimate of what the future loss, if any, might be. As of December 31, 2005, the value of the Company's investment in the limited partnership is approximately $0.2 million and is classified as securities owned on the Statements of Financial Condition.

NOTE 9. Related Party Transactions

Securities transactions

The Company clears securities transactions for its Parent and affiliates, and certain of the Parent's investments are managed by an affiliate. Revenues and expenses associated with these transactions are nominal.

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statements of Financial Condition.

During 2005 and 2004, the Parent transferred to the Company certain publicly traded investments, valued at market value on the transfer date, to reduce its liability to the Company and to contribute additional capital to the Company.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in Fees and other on the Statements of Operations, was $4.7 million in 2005.

NOTES TO FINANCIAL STATEMENTS (continued)

Leases

The Company's headquarters and sales offices, and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses which expire at various times through 2014. Certain leases also contain renewal options. The Company is charged by the Parent for the use of such offices. The Company's annual rental expenses relating to these offices for the years ended December 31, 2005 and 2004, approximated $5.3 million and $4.8 million, respectively. The Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2006	$ 9,143	$ 1,412	$ 7,731
2007	8,641	939	7,702
2008	7,906	704	7,202
2009	4,951	-	4,951
2010	4,723	-	4,723
Thereafter to 2014	10,340	-	10,340
Total	$ 45,704	$ 3,055	$ 42,649

Additionally, the Company paid the Parent annual rental expenses of $3.0 million and $2.9 million under a month-to-month agreement for office equipment and leasehold improvements in 2005 and 2004, respectively.

NOTE 10. Subordinated Debt

A select group of management and highly compensated employees are eligible to participate in the First Albany Companies Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinate loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. The amount of subordinate loans under the Plan at December 31, 2005 was $5.3 million.

Principal debt repayment requirement as of December 31, 2005, are as follows:

(In thousands of dollars)	
2006	$ 1,288
2007	1,462
2008	1,299
2009	141
2010	266
2011 to 2015	851
	$ 5,307

The New York Stock Exchange has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11. Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)	2005	2004
Loss from continuing operations	$ 11,921	$ (3,282)
Income (loss) from discontinued operations	(183)	304
Parent's stockholders' equity	-	(2,201)
Income tax provision	$ 11,738	$ (5,179)

The components of income taxes attributable to income from continuing operations, net of valuation allowance, consisted of the following for the years ended December 31:

(In thousands of dollars)	2005	2004
Federal		
Current	$ (76)	$ (50)
Deferred (including benefit of $0 in 2005 and $2.4 million in 2004 in operating loss carryforwards,)	9,130	(2,542)
State and Local		
Current	(164)	(173)
Deferred (including benefit of $0 in 2005 and $0.4 million in 2004 in operating loss carryforwards,)	3,031	(517)
Total income tax expense (benefit)	$ 11,921	$ (3,282)

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense (benefit) from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)	2005	2004
Income taxes at federal statutory rate	$ (4,776)	$ (1,765)
State and local income taxes, net of federal income taxes and state valuation allowance	1,892	(452)
Tax exempt interest income, net	(773)	(1,320)
Meals and entertainment	282	295
Other	(404)	(40)
Change in federal valuation allowance	15,700	-
Total income tax expense (benefit)	$ 11,921	$ (3,282)

NOTES TO FINANCIAL STATEMENTS (continued)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)	2005	2004
Investments	$ 454	$ (1,062)
Deferred compensation	8,771	7,989
Accrued liabilities	246	284
Other	138	134
Net operating loss carryforward	6,453	2,796
Total deferred tax asset	16,062	10,141
Less valuation allowance	(16,062)	-
Net deferred tax asset	$ -	$ 10,141

At December 31, 2005 and 2004, the Company also had certain net deferred tax assets of $2.0 million and $2.4 million, which have been settled with its Parent either in an intercompany account or equity. The Company has recorded a valuation allowance as a result of uncertainties related to the realization of its net deferred tax asset, at December 31, 2005, of approximately $18.1 million. The valuation allowance reflects the conclusion of management that it is more likely than not that the benefit of the deferred tax assets will not be realized. The Company did not record a valuation allowance for deferred tax assets at December 31, 2004 since it determined that it was more likely than not that deferred tax assets would be fully realized through future taxable income.

At December 31, 2005 and 2004, respectively, the Company had federal net operating loss carryforwards of $16.7 million and $7.2 million, which expire between 2024 and 2025. At December 31, 2005 and 2004, respectively, the Company had state operating loss carryforwards for tax purposes approximating $11.6 million and $3.2 million, which expire between 2009 and 2025.

NOTE 12. Benefit Plans

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock, which expire at various times through December 31, 2011. The following table is a recap of all plans as of December 31, 2005:

Stock awards authorized for issuance	10,106,015
Stock awards used:	
Stock options granted and outstanding	2,492,809
Restricted stock awards granted and unvested	2,234,325
Options exercised and restricted stock awards vested	4,306,990
Options expired and no longer available	190,327
Total stock awards used	9,224,451
Stock awards available for future awards	881,564

Options: Options granted under the plans have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2005, under the plans were as follows:

NOTES TO FINANCIAL STATEMENTS (continued)

	Shares Subject To Option	Weighted Average Exercise Price
Balance at December 31, 2003	3,390,762	$ 7.65
Options granted	122,500	13.23
Options exercised	(708,891)	6.49
Options forfeited	(90,019)	6.93
Balance at December 31, 2004	2,714,352	8.23
Options granted	15,000	6.73
Options exercised	(91,091)	5.75
Options forfeited	(145,452)	6.66
Balance at December 31, 2005	2,492,809	$ 8.40

The following table summarizes information about stock options outstanding under the plans at December 31, 2005:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Average Life (years)	Average Exercise Price	Shares	Average Exercise Price
$4.60 - $6.44	602,555	5.65	$ 5.69	590,142	$ 5.69
$6.53 - $9.14	1,467,706	5.40	7.96	1,396,375	7.97
$9.47 - $13.26	100,326	5.81	11.42	76,660	10.95
$13.35 - $18.70	322,222	5.65	14.55	266,494	14.56
	2,492,809	5.51	$ 8.40	2,329,671	$ 8.25

At December 31, 2004, 1,449,549 options with an average exercise price of $8.82 were exercisable.

The Parent and the Company adopted the fair value recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the recognition provisions of FAS 123 and FAS 148, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards granted after December 31, 2002.

The following table reflects the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period related to employees of the Company.

(In thousands of dollars)	2005	2004
Net loss, as reported	$ (26,485)	$ (1,677)
Add: Stock-based employee compensation expense included in reported net loss, net of tax	169	301
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(659)	(1,557)
Pro forma net loss	$ (26,975)	$ (2,933)

NOTES TO FINANCIAL STATEMENTS (continued)

The FAS 123 compensation cost and fair value of options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004
Dividend yield	2.97%	1.32% to 2.19%
Expected volatility	41%	30% to 33%
Risk-free interest rate	3.8%	3.2% to 3.8%
Expected lives (in years)	5.34	5.43-6.17
Weighted average fair value of options granted	$2.19	$4.08

In December 2004, FAS 123 was revised and will be effective for the interim reporting periods that begin after December 31, 2005. FAS 123 will impact the measurement and reporting of stock-based compensation. See Note 19.

Restricted Stock: During 2005 and 2004, 1,196,644 and 1,432,172 shares of restricted stock were awarded under the plans at a weighted average grant date fair price of $9.22 and $13.21 respectively. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately three years. During 2005 and 2004, $9.0 million and $6.5 million were expensed to the Company related to restricted stock awards for the Company's employees. At December 31, 2005 and December 31.2004, the Company's Parent had recorded $12.5 million and $12.8 million, respectively, in unearned compensation related to restricted stock issuances.

Other: The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company expensed $0.2 million and $0.3 million in the years ended December 31, 2005 and 2004, respectively.

The Company has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $1.9 million in 2005 and $1.3 million in 2004. The remaining amounts to be expensed are $0.8 million at December 31, 2005 and $1.2 million at December 31, 2004.

NOTE 13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity's Futures Trading Commission Regulation 1.17, which both require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1 million, whichever is greater. At December 31, 2005, the Company had net capital of $24.9 million, which was 394.74% of aggregate debit balances and $23.9 million in excess of required minimum net capital.

NOTE 14. Trading Activities

As part of its trading activities, the Company provides to institutional clients, brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2005, the Company had approximately $5.6 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market values of the related securities and will incur a loss if the market value of the securities increase subsequent to December 31, 2005.

Credit Risk: The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

Concentrations of Credit Risk: The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counter party and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis along with hedging strategies that are employed by the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used primarily to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)	2005	2004
Trading profits-state and municipal bond	$ 3,236	$ 4,367
Index futures hedging	(1,621)	(2,646)
Net revenue	$ 1,615	$ 1,721

The contractual or notional amounts related to the index futures contracts were as follows at December 31:

(In thousands of dollars)	2005	2004
Average notional or contract market value	$ (49,983)	$ (37,974)
Year end notional or contract market value	$ (18,699)	$ (39,161)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts in the amount of $1.0 million and $0.5 million at December 31, 2005 and 2004, respectively, are recorded as other assets. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTE 16. Discontinued Operations

In 2000, the Company sold its Private Client Group and continues to report the receipt and settlement of pending obligations as discontinued operations.

Amounts reflected in the Statements of Operations are presented in the following table:

	Twelve Months Ended December 31,	
(In thousands of dollars)	2005	2004
Net revenues	$ 50	$ 458
Expenses	750	(79)
(Loss)/Income before income taxes	(700)	537
Income tax (benefit)/expense	(183)	304
(Loss)/Income from discontinued operations, net of taxes	$ (517)	$ 233

NOTE 17. Impairment

During 2004, the Company abandoned a software development project and recognized as an impairment expense the costs related to the project that had been capitalized as well as the costs incurred to terminate the project. These assets were capitalized by the Parent and charged by the Parent to the Company through an intercompany transaction.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 18. Restructuring

During 2004, the Company undertook an internal review of its operations in an effort to reduce costs. One of the results of this review was the streamlining of certain functions and a reduction in personnel. The reduction in personnel was initiated during the period ended September 30, 2004 and was completed by December 31, 2004. The Company incurred restructuring expenses of approximately $1.3 million related to this effort, which were accrued and expensed in 2004. The nature of these costs is compensation and benefits and the amount expensed through 2004 relates to employees who were terminated by December 31, 2004. Related to the 2004 restructuring, approximately $10,000 remains to be paid as of December 31, 2005.

NOTE 19. New Accounting Standards

In December 2004, the FASB issued SFAS No. 123-Revised, "Share-Based Payment." SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation," and will become effective for the interim reporting periods ending March 31, 2006. SFAS 123R will impact the measurement and reporting of stock-based compensation.

The Company has two primary stock-based compensation awards – stock options and restricted stock awards. Based on the number of options granted by the Company in the recent past, it is anticipated that FAS 123R will have no material effect on its results of operations. In 2005, 15,000 options were granted, and the total unamortized expense for all options that were vested on December 31, 2005 was $0.2 million. Since the Company is uncertain as to how many restricted stock awards will be granted in the future, the impact of 123R cannot be assessed. Restricted stock awards vest based on the participants' service with the Company. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately three years. For some of the awards issued in the past, it is possible, under certain circumstances, that there would be an acceleration in the recognizing of expenses related to those awards. During 2005 and 2004, $9.0 million and $6.5 million were expensed to the Company related to restricted stock awards for the Company's employees. At December 31, 2005 and December 31, 2004, the Company's Parent had recorded $12.5 million and $12.8 million, respectively, in unearned compensation related to restricted stock issuances.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

At December 31, 2005

(In thousands of dollars)

Total stockholder's equity	$ 38,522
Add liabilities subordinated to claims of general creditors	5,307
Other allowable credits	3,499
Total capital and allowable subordinated liabilities	47,328
Deductions and/or charges for non-allowable assets (Schedule IA)	10,256
Additional charges:	
Aged fail-to-deliver	255
Aged short security differences	9
Other deductions	850
Total deductions and charges	11,370
Net capital before haircuts	35,958
Haircuts on securities, computed, where applicable, pursuant to 15c3-1(f):	
Bankers' acceptance, certificate of deposit	63
United States government obligations	1,075
State and municipal government obligations	5,020
Corporate obligations	2,600
Stocks and warrants	2,075
Undue concentration	210
Total haircuts on securities	11,043
Net capital	$ 24,915

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

At December 31, 2005
(In thousands of dollars)

Net capital requirement:		
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$	126
Minimum net capital requirement	$	1,000
Net capital requirement (greater than 2% of aggregate debits or minimum net capital requirement)	$	1,000
Excess net capital	$	23,915
Percentage of net capital to aggregate debits		394.74%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		318.87%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	23,715

The difference between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2005, which was filed on January 26, 2006, is as follows:

Net capital as reported in Company's Part II unaudited FOCUS Report	$	25,351
Adjustment due to deferred asset valuation allowance:		
Decrease to stockholder's equity		(16,062)
Decrease to non-allowable deferred tax asset		16,062
Adjustments:		
Increase in underwriting receivables		(389)
Increase in deferred tax asset		(111)
Additional net income		69
Change in undue concentration		(5)
Net capital per above	$	24,915

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2005
(In thousands of dollars)

Securities owned, not readily marketable, at estimated fair value	$	2,679
Marketable securities owned, with 100% haircut pursuant to 15c3-1 regulations		873
Exchange memberships, at cost		1
Dividend and interest receivables greater than 30 days		30
Loans and advances		51
Due from syndicate managers		675
Prepaid expenses		1,939
Underwriting income receivable		1,558
Receivable from Parent and Affiliates		2,200
Other non-allowable assets		250
Total non-allowable assets	$	10,256

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
At December 31, 2005
(In thousands of dollars)

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 5,567
Monies borrowed collateralized by securities carried for the accounts of customers	52
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	2,541
Credit balances in firm accounts, which are attributable to principal sales to customers	799
Market value of short security count differences over 30 calendar days	9
Market value of short securities and credits in all suspense accounts over 30 calendar days	154
Other (Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts)	-
TOTAL CREDITS	9,122
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and account doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3	5,309
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	1,002
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts	-
Aggregate debit items	6,311
Less 3% (for alternative method)	(189)
TOTAL 15c3-3 DEBITS	6,122
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 3,000
Required deposit	$ 3,000
Amount held on deposit in "Reserve Bank Account(s)" value of qualified securities, at December 31, 2005	$ 7,100
Amount of subsequent (withdrawals) and deposits	300
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)"	$ 7,400

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2005.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
At December 31, 2005
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
A. Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0